Contact

www.linkedin.com/in/rowlandh (LinkedIn)
www.theHMCcompany.com (Company)

Top Skills

Start-ups
Marketing Strategy
Product Development

Rowland Hanson

The HMC Company
Santa Barbara, California, United States

Summary

Rowland is CEO of The HMC Company (www.thehmccompany.com). Prior to consulting, he was Vice President of Corporate Communications at Microsoft, where he created and executed the company's highly acclaimed branding strategy which included the market introduction of Microsoft's most popular product-a graphical interface that he named "Windows." Several books published on the history of Microsoft document the strategies he executed that led to the dominance of the Microsoft and Windows brands. Prior to Microsoft, he served as Vice President of Worldwide Marketing for Neutrogena Corporation, a skin care and cosmetics company that registered phenomenal growth thru new product introductions and global partnering before being acquired by Johnson & Johnson. J&J acquired Neutrogena for a significant premium after determining that, while it could certainly replicate the products, it could not replicate the strength of the Neutrogena brand. It was the successful branding strategies being executed at Neutrogena that captured the attention of Bill Gates and Steve Ballmer. Together, Bill and Steve convinced Rowland that he should leave Neutrogena and help them in their quest to change the world by applying the proven branding strategies to a new emerging industry called software. As the saying goes, the rest is history.

Today Rowland is still involved with Microsoft, but now with the Alumni Network & Foundation, where he is a board member & trustee. Created only a few years ago, the Foundation has been the catalyst for the formation of numerous non-profits around the world.

The HMC Company has assisted everything from emerging to Fortune 500 companies in maximizing revenue, profitability, and perceived investment value thru global business development and strategic brand building.

Rowland has a BBA from Loyola University and an MBA from Wharton School of Business (University of Pennsylvania) where he graduated on the Directors List of Distinction.

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Experience

Microsoft Alumni Network & Foundation
Board Member & Trustee
2009 - Present (16 years)

Kisameet Glacial Clay Inc.
Co-Founder
2012 - Present (13 years)

The HMC Company
Founder & CEO
2000 - Present (25 years)

We have assisted everything from emerging to Fortune 500 companies in maximizing revenue, profitability, and perceived investment value thru global business development and strategic brand building.

Wormhole Labs
Co-Chairman of the Board
July 2012 - April 2021 (8 years 10 months)
Venice Beach, California

New Wormhole™ Technology for Gamers & ESports, Entertainment, Travel & Tourism, Sports, Shopping, News, Medical/Healthcare, Enterprise and other vertical markets.

Links: www.wormholelabs.com & www.wormhole.gg

Wormhole Labs™ has developed a planet-scalable technology engine that allows people and businesses to have a Live "Telepresence" and be anywhere in the world and interact like they are physically there.

This new form of Social Immersive Communication and Interaction provides a solution to pain points in numerous multi-billion dollar global markets.

Wormholing is creating a digital 4D mesh of the world and allows Users to see each other as Avatars in the real world and walk around and experience, interact, play games, crowd source, buy, and conduct commerce as if they are physically there with each other. The integrated payment system makes financial transactions very easy for Users.

Microsoft
Vice President Corporate Communications & Consultant
1982 - 1987 (5 years)

Johnson & Johnson (Neutrogena pre-acquisition)
Neutrogena Global Vice President Marketing
1979 - 1982 (3 years)

Nestlé S.A. (Carnation pre-acquisition)
Carnation Company Marketing Director
1975 - 1977 (2 years)

General Mills
Product Management
1975 - 1977 (2 years)

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Education

Wharton Business School
MBA, International Business · (1974 - 1975)

Loyola Marymount University
Bachelor of Business Administration (BBA), Marketing · (1970 - 1974)

PVHS
Graduated with honors., General Studies · (1966 - 1970)